Exhibit 99.1

FOR RELEASE July 2, 2018

China Biologic Announces Results of Its 2018 Annual General Meeting of Shareholders

BEIJING, China — July 2, 2018 — China Biologic Products Holdings, Inc. (NASDAQ: CBPO) (“CBPO” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced the results of the Company’s 2018 Annual General Meeting of Shareholders (the “Annual Meeting”), which was originally convened at 10:00 a.m. on Friday, June 29, 2018, and adjourned and re-convened at 10:00 a.m. on Monday, July 2, 2018.

At the Annual Meeting, shareholders of the Company approved the re-election of each of Mr. Yungang Lu and Mr. Zhijun Tong as a Class III director to serve on the board of directors of the Company (the “Board”) until the 2021 annual general meeting of shareholders, and ratified the appointment of KPMG Huazhen LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018. The shareholders of the Company did not approve the re-election of Mr. Albert (Wai Keung) Yeung as a Class III director. As a result, Mr. Yeung has not been re-elected as a director of the Company.

The Company also announced that its Board elected Mr. David Hui Li as the new chairman of the Board, effective July 1, 2018. Mr. David (Xiaoying) Gao, who served for more than six years as the Board’s chairman, remains a director on the Board. In addition, Mr. Gao has stepped down from the position of the Chief Executive Officer of the Company. The Board is actively seeking a new Chief Executive Officer and has appointed Mr. Zhijun Tong as the acting Chief Executive Officer in the interim.

Mr. David Hui Li stated, “I am honored to be elected as the chairman of the Board and look forward to continuing to work with the Company’s Board and management team to develop the Company’s business and create value for the Company’s shareholders. I am thankful for the confidence that the Board has placed on me and will do my best to improve the corporate governance of the Company.”

Mr. David Hui Li has been a member of our Board since November 4, 2013. Mr. David Hui Li was an executive director and a managing director at Warburg Pincus Asia LLC (“Warburg Pincus”) from February 2002 to January 2016. Prior to joining Warburg Pincus, Mr. David Hui Li worked in the investment banking division of Goldman Sachs from 2001 to 2002 and Morgan Stanley from 1994 to 2001. Mr. David Hui Li received a B.S. in economics from Renmin University of China and an M.B.A. from Yale University School of Management.

Mr. Zhijun Tong has been a member of our Board since April 20, 2012. He has served on many boards of directors, including as chairman of the board. The companies in which Mr. Tong has held board or senior management positions include Spain Qifa Corporation Ltd., Hong Kong Tong's Group, Sunstone (Qingdao) Plant Oil Co., Ltd., Sunstone (Qingdao) Food Co., Ltd., Shengda (Zhangjiakou) Pharmaceutical Co., Ltd., Shengda (Qianxi) Chinese Medicine Cultivation Co., Ltd. and Spain International Haisitan Group. From 2007 to 2011, he was the chairman of the board of directors and general manager of Sunstone Pharmaceutical Co., Ltd. He also served as the president and a director of BMP Sunstone Corporation, a NASDAQ-listed pharmaceutical corporation.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, those risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +86-10-6583-7511 or +1-646-405-5191

E-mail: bill.zima@icrinc.com